Exhibit 99.3
October 23, 2007
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$ 2.07 bn and US$ 2.08 bn, implying a growth rate of 41.5 % to 42.0 % over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be US$ 1.24, implying a growth rate of 36.0 % over fiscal 2007.
2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 26.3 % and 26.7%. EPS for the full year is expected to be between Rs. 25.0 and Rs. 25.1, implying a growth rate of 16.5% - 17.0%.
3.	For Q3 FY 2008, under US GAAP, revenue is expected to be between US$ 538.0 mn and US$ 540.6 mn, implying a growth rate of 5.6 % to 6.1%. Basic earning per ADS for Q3 08 is expected to be US$ 0.31.
4.	For Q3 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 3.6% and 4.1%; EPS for the Quarter is expected to be between Rs. 6.18 and Rs. 6.21.
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
1.	Revenue was Rs.2031.7crore; a YoY increase of 26.8% and a sequential increase of 11.0%.
2.	Volume growth for the quarter was 9.1%.
3.	Net Profit after Tax was Rs. 409.1 crore; a YoY increase of 27.9% and a sequential increase of 8.1%.
4.	EPS was Rs. 6.12; a YoY increase of 25.1 % and a sequential increase of 8.0%.
5.	EBITDA margin for the quarter was 19.8%.
US GAAP Highlights
The highlights of the results under US GAAP are:
1.	Revenue was US$ 509.6 mn; up 44.8 % YoY and 12.7 % sequentially.
2.	Net Income was $ 101.9 mn; YoY increase of 55.6 % and a sequential increase of 9.4%.
3.	Basic earning per ADS for the quarter was US$ 0.31; increase of 52.2 % YoY and up 9.4 % sequentially.
4.	Operating margins (EBIT) was 17.7%.
Other Highlights
1.	The parent company ended the quarter with 41,423 associates, an addition of 3,037 associates including 1,889 trainees. The number of associates including the subsidiaries and joint ventures stood at 45,767.
2.	Attrition on a trailing twelve months basis fell to 13.9% from 14.9% in Q1 FY08.
3.	8 Global Fortune 500 clients added.
“The second quarter was exceptionally strong as we reported substantially better than expected revenue, broad based across key verticals, services and regions. We continue to win and ramp-up our engagements with strategic clients in our efforts to enable business transformation.”
     – Ramalinga Raju, Founder & Chairman
“Strong volume growth and increased billing rates helped us post 12.7% revenue growth for the quarter. Margins for the quarter declined as salary hikes were finalised. Now that the increments are behind us, higher productivity and enhanced operational efficiencies will help us improve margins going forward.”
     – V. Srinivas, CFO
Q2 Table of Contents

Chairman’s Message	2
Indian GAAP Consolidated P&L	3
Indian GAAP Consolidated Balance Sheet	4
Indian GAAP Standalone P&L	5
Indian GAAP Standalone Balance Sheet	6
Financial Highlights — US GAAP	7
Subsidiaries and Joint Ventures	8
Business Outlook	8
Awards & Recognition	8
Business Highlights	9
Nipuna Services Limited	9
Operational Parameters for Q2, Fiscal 2008	10

Satyam Computer Services Limited

Chairman’s Message
Dear Investor,
The second quarter was exceptionally strong as we reported substantially better than expected revenue, broad based across key verticals, services and regions. During Q2, Satyam recorded sequential revenue growth of 12.7% in US $. However, continued appreciation of the rupee against all major currencies during Q2 reduced the corresponding growth rate in rupees to 11%. EPS for Q2 was Rs. 6.12.
We continue to be optimistic about our future on the back of a stellar Q2 performance. We are, therefore, increasing our revenue guidance to US$ 2.07 billion to US$ 2.08 billion which translates to a growth rate of 41.5% to 42.0%. The earnings per ADS is also being raised to US$ 1.24 which translates to a growth rate of 36%.
We have seen strong demand across all our verticals, with TIMES and BFSI performing particularly well. TIMES continued its strong growth with a 20% increase sequentially while BFSI grew by 12.4% sequentially. The noteworthy growth rate of BFSI validates our belief that recent concerns in this market segment had little or no effect in our core business in this vertical. The demand for services in the consulting and enterprise business solutions space continues to be strong leading to a 14% sequential growth.
Satyam’s early adoption of strategic deals as an area of focus is resulting in larger and longer term engagements. We see this as a sustainable trend. For instance, Q2 witnessed Satyam negotiate a five-year engagement with an oil and gas major. We also signed a multi-year deal with Fujitsu Services for providing global outsourcing services to Reuters. Both these contracts are amongst the largest multi-year deals signed by Satyam. These wins reflect our growing maturity in emerging verticals that have been in focus in recent times.
We continued our global expansion during Q2. Revenue from Rest of World and Europe grew by 27% and 17% respectively in Q2. This growth is supported by the diversified workforce across these regions. India, in addition to being the competency hub is emerging as an attractive market for Satyam. A noteworthy event in Q2 has been the inauguration of the Automotive Center of Excellence in Chennai.
We continue to win and ramp-up our engagements with strategic clients in our efforts to enable business transformation. In Q2, we added 8 more Fortune Global firms to our customer list. We also witnessed a significant increase – from 190 to 213 — in the number of customers with run-rate of 1 million dollars. We believe that both of the aforementioned customer categories are indicative of our potential to sustain the broad-based growth momentum witnessed in this quarter.
It is heartening to note that our efforts to stem attrition and develop leaders are bearing fruit, and fulfilling an important market need. Attrition at 13.89% on a trailing twelve month basis for Q2 has been on the decline for the fifth consecutive quarter. Satyam has been awarded the pride of place in American Society for Training and Development’s BEST rankings with the number 1 ranking globally for the year 2007. Satyam is the first Asian company — the first non-US organization, in fact — to earn this honor.
We have reached a definitive agreement to acquire UK-based Nitor Global Solutions for a consideration upto GBP 2.76 mn in an all cash deal. Nitor is a niche infrastructure management services firm that helps clients design, implement and manage Microsoft technologies and will help us strengthen our growing IMS practice.
We are changing the name of our BPO subsidiary to Satyam BPO Limited from Nipuna Services Limited consequent to our decision to buyout external stakeholders. Customers are today much more positively inclined about receiving the entire value chain of services from a single organization and in that context, this move would be in line with market demand.
The Board has approved an interim dividend of 50% for fiscal 2008.
B. Ramalinga Raju

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			September		June
	September		2006 Quarter	June	2007 Quarter
	2007	2006	(%)	2007	(%)

Income
Services
- Exports	1,965.19	1,525.25	28.84	1,776.94	10.59
- Domestic	66.53	76.63	(13.18)	53.25	24.94
Total Services Income	2,031.72	1,601.88	26.83	1,830.19	11.01

Expenditure
Personnel Expenses	1,302.75	982.71	32.57	1,106.18	17.77
Cost of Software & Hardware sold	0.68	0.35	94.29	0.25	172.00
Operating and Administration Expenses	325.59	256.33	27.02	313.47	3.87
	1,629.02	1,239.39	31.44	1,419.90	14.73

Operating Profit (EBITDA)	402.70	362.49	11.09	410.29	(1.85)
EBITDA Margin	19.82%	22.63%		22.42%

Financial Expenses	4.10	2.72	50.74	3.32	23.49
Depreciation / Amortization	39.06	37.51	4.13	38.69	0.96

Operating Profit after Interest, Depreciation / Amortization	359.54	322.26	11.57	368.28	(2.37)
Other Income	110.45	28.23	291.25	63.20	74.76
Profit Before Tax	469.99	350.49	34.10	431.48	8.93
Provision for Taxation	60.90	30.68	98.50	53.16	14.56
Profit After Taxation	409.09	319.81	27.92	378.32	8.13
Earnings Per Share — (Rs. per equity share of Rs. 2 each)	6.12	4.89	25.15	5.67	8.00
Basic
Diluted	5.97	4.75	25.68	5.53	7.96
No. of shares used in computing Earnings Per Share
Basic	668,193,383	653,538,584		667,398,284
Diluted	684,809,807	673,862,942		684,730,168
Q2: Performance Against Guidance

	Parameters	Guidance	Actuals

Indian GAAP	Income from Software Services (Rs. crore)	1,917 to 1,926	2,031.72
	EPS (Rs.)	5.36 to 5.41	6.12
US GAAP	Income from Software Services (USD Million)	477.2 to 479.4	509.6
	Basic EPADS (US $)	0.26	0.31

Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at
In Rs. crore

	September		March 31
	2007	2006	2007

Sources of Funds
Shareholders’ Funds
(a) Share Capital	133.71	221.94	178.94
(b) Share Application Money, Pending Allotment	4.39	1.86	7.85
(c) Reserves and Surplus	6,334.97	4,764.70	5,565.81

	6,473.07	4,988.50	5,752.60

Loan Funds
(a) Secured Loans	191.20	129.18	147.88

	6,664.27	5,117.68	5,900.48

Application of Funds
Fixed Assets
(a) Gross Block	1,794.87	1,433.29	1,505.44
(b) Less: Depreciation	1,057.62	911.98	984.79

(c) Net Block	737.25	521.31	520.65
(d) Capital Work in Progress	346.85	184.51	301.69

	1,084.10	705.82	822.34

Deferred Tax Asset (Net)	62.03	40.82	43.67

Current Assets, Loans and Advances
(a) Inventories	0.02	0.18	0.02
(b) Sundry Debtors	2,092.08	1,425.96	1,743.17
(c) Cash and Bank Balances	4,005.23	3,483.78	3,991.42
(d) Loans and Advances	285.93	205.75	229.61
(e) Other Current Assets	168.87	153.58	64.91

	6,552.13	5,269.25	6,029.13

Less: Current Liabilities and Provisions
(a) Current Liabilities	638.72	608.78	574.53
(b) Provisions	395.27	289.43	420.13

	1,033.99	898.21	994.66

Net Current Assets	5,518.14	4,371.04	5,034.47

	6,664.27	5,117.68	5,900.48
	`

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

			Growth over		Growth over
			September		June
	September		2006 Quarter	June	2007 Quarter
	2007	2006	(%)	2007	(%)

Income
Services
- Exports	1,883.02	1,465.42	28.50	1,706.27	10.36
- Domestic	65.22	72.29	(9.78)	52.81	23.50
Total Services Income	1,948.24	1,537.71	26.70	1,759.08	10.75

Expenditure
Personnel Expenses	1,251.05	945.49	32.32	1,059.38	18.09
Operating and Administration Expenses	295.58	234.86	25.85	286.99	2.99
	1,546.63	1,180.35	31.03	1,346.37	14.87

Operating Profit (EBITDA)	401.61	357.36	12.38	412.71	(2.67)
EBITDA Margin	20.61%	23.24%		23.46%

Financial Expenses	0.47	0.26	80.77	0.51	(7.84)
Depreciation	32.68	32.81	(0.40)	32.55	0.40

Operating Profit after Interest and Depreciation	368.46	324.29	13.62	379.65	(2.95)
Other Income	108.20	28.14	284.51	61.85	74.95
Profit Before Tax	476.66	352.43	35.25	441.50	7.96
Provision for Taxation	59.51	30.08	97.84	52.36	13.66
Profit After Taxation (PAT)	417.15	322.35	29.41	389.14	7.20

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	6.24	4.93	26.57	5.83	7.07
Diluted	6.09	4.78	27.41	5.68	7.16
No. of Shares used in computing Earnings Per Share
Basic	668,193,383	653,538,584		667,398,284
Diluted	684,809,807	673,862,942		684,730,168

Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at

		In Rs. crore
	September		March 31
	2007	2006	2007
Sources of Funds
Shareholders’ Funds
(a) Share Capital	133.71	130.93	133.44
(b) Share Application Money, Pending Allotment	4.39	1.86	7.85
(c) Reserves and Surplus	6,443.23	4,881.26	5,648.07

	6,581.33	5,014.05	5,789.36

Loan Funds
(a) Secured Loans	22.34	13.38	13.79

	6,603.67	5,027.43	5,803.15

Application of Funds
Fixed Assets
(a) Gross Block	1,394.43	1,218.79	1,280.40
(b) Less: Depreciation	991.64	866.75	930.45

(c) Net Block	402.79	352.04	349.95
(d) Capital Work in Progress	342.28	177.83	290.05

	745.07	529.87	640.00

Investments	422.16	193.39	201.15

Deferred Tax Asset (Net)	61.33	40.54	43.36

Current Assets, Loans and Advances
(a) Sundry Debtors	1,983.85	1,350.04	1,649.86
(b) Cash and Bank Balances	3,974.87	3,442.07	3,959.82
(c) Loans and Advances	277.46	209.81	261.75
(d) Other Current Assets	168.73	153.53	64.83

	6,404.91	5,155.45	5,936.26

Less: Current Liabilities and Provisions
(a) Current Liabilities	632.97	605.88	597.17
(b) Provisions	396.83	285.94	420.45

	1,029.80	891.82	1,017.62

Net Current Assets	5,375.11	4,263.63	4,918.64

	6,603.67	5,027.43	5,803.15

Satyam Computer Services Limited

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended

	In million US dollars, except per share data and as stated otherwise
			Growth over		Growth over
			September		June
	September		2006 Quarter	June	2007 Quarter
	2007	2006	(%)	2007	%

Revenues	$509.6	$352.0	44.8	$452.3	12.7
Gross Profit	$179.3	$121.7	47.3	$163.1	9.9
Operating Income	$90.3	$66.1	36.6	$90.1	0.2
Operating Margin	17.72%	18.78%		19.92%
Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$116.6	$71.5	63.1	$104.9	11.2
Income Taxes	$(14.7)	$(6.2)	137.10	$(11.8)	24.6
Income Before Equity in Earnings / (Losses) of Associated Companies	$101.9	$65.3	56.0	$93.1	9.5
Equity in Earnings / (Losses) of Associated Companies, net of taxes	—	$0.2	—	—	—
Net Income	$101.9	$65.5	55.6	$93.1	9.4

Earnings Per Share:
Basic	$0.15	$0.10	52.2	$0.14	9.4
Diluted	$0.15	$0.10	52.2	$0.14	9.4
Weighted average number of shares used in computing earnings per share (in millions)
Basic	665.6	651.2		665.1
Diluted	679.6	671.5		679.5
Reconciliation Between Net Profit As Per Indian GAAP Consolidated Financials and US GAAP

	In million US dollars
	Quarter Ended September		Quarter ended
	2007	2006	June 2007

Profit as per Indian GAAP consolidated Financial Statements	$101.30	$78.20	$92.10

Add / (Deduct)
1. Deferred Stock Compensation Charge	$(0.80)	$(3.70)	$(0.60)
2. Others, net	$1.40	$1.00	1.60

Net Income as per US GAAP Financial Statements	$101.90	$75.50	$93.10

Satyam Computer Services Limited

Subsidiaries and Joint Ventures
Quarterly Q2 FY08

In Rs. Crore
	Revenue	PAT

Subsidiaries
Nipuna	60.89	(4.78)
Citisoft	22.73	1.37
STI	0.86	(0.38)
China	11.27	(2.30)
Joint Ventures
CA Satyam	2.49	0.34
Satyam Venture	17.61	(0.23)
Business Outlook
Outlook is based on exchange rate of Rs.39.5/ US$

EPS and EPADS is based on basic numer of shares / ADS

	Q2 2008	Q3 2008	Growth	FY 2007	FY 2008	Growth

Indian GAAP
Consolidated Financials
Revenue (Rs. Crore)	2,032	2,104.5 - 2,114.5	3.6% to 4.1%	6,485	8,189 - 8,220	26.3% - 26.7%
EPS (Rs. per share)	6.12	6.18 - 6.21	0.9% to 1.4%	21.45	25.00 - 25.10	16.5% - 17.0%

US GAAP

Revenue (US $ mn)	509.6	538.0 - 540.6	5.6% to 6.1%	1,461	2,067.7 - 2,075.6	41.5% - 42.0%
EPADS (US$ per ADS)	0.31	0.31	—	0.91	1.24	36.0%

Average INR/US$ exchange rate	40.27	39.50	—	45.06
Awards & Recognition
Satyam Numero Uno in ASTD’s BEST Awards
Satyam has been ranked No. 1 in the American Society for Training and Development (ASTD)’s annual BEST awards programme for 2007. This also makes Satyam the first non-US organisation and the first in Asia to make it to the number one rank at ASTD BEST. The 2007 BEST Awards received entries from 103 organisations in eight countries.
The BEST awards recognise organisations that demonstrate enterprise-wide success through employee learning and development.
Satyam wins MAKE award
Satyam has been accorded the prestigious recognition by Most Admired Knowledge Enterprise (MAKE) as a top Asian Knowledge Organization for the second year in a row. The MAKE Awards are given to leading Asian organizations that leverage enterprise knowledge to create value through innovation, product or service excellence, and operational effectiveness.

Satyam Computer Services Limited

Business Highlights
Satyam added 37 new customers including 8 Fortune Global and US 500 Corporations. Prominent customer additions including the world’s leading retailer, a leading oil and natural gas exploration and production company and a world leading commercial and investment bank.
Satyam’s prior experience in providing ADMS support for Back Office operations in Credit Cards domain has been a critical factor in securing a multi-year multi-million dollar engagement with a Leading Credit Cards transaction processing major based in North America.
iDecisions™, the business intelligence framework from Satyam added two more clients to its already impressive list of clients. A telecom major in the Middle East will be using iDecisions™ for Customer Intelligence, Sales Management and Churn Management. A leading Australian bank will utilize iDecisions™ Customer Intelligence for financial services as a solution accelerator to build a Customer Franchise Data Mart.
Satyam’s deep domain and .NET architecture competency resulted in it being chosen by a major Custodial Bank and Asset Manager for the assessment phase of a complex migration of their alternative investment platform. This assessment would be the first phase of a major migration of this mission critical application which supports Hedge Funds and other Alternative Investments.
Citisoft, a Satyam Company has bagged an opportunity for Assessment and Enhancement of Equity Trading Platform with one of the leading Wall Street firm.
Satyam has been chosen by one of the leading downstream O&G major to provide an integrated financial solution to cater to the future growth and reporting requirements of the company’s operationally independent refineries. Through this engagement Satyam will also assist the customer in their acquisitions program, by providing a strategy for the separation and consolidation of the IT systems and IT infrastructure.
Satyam has been chosen as one of the key suppliers by a global oil major as part of its ‘Global Disaster Recovery Program’ to reduce the risk and recovery time in the event of a disaster. Satyam is involved in the Design and the execution of the Infrastructure set up for the disaster recovery program.
Satyam’s inherent strengths in the chemical manufacturing domain and competency in global service delivery for SAP application support enabled it to win a large order from a world leading specialty chemicals manufacturer. The multi-year engagement contract includes SAP implementation as well as end to end support in and across the company’s offices and plants across the world.
Satyam has made an entry into the field of avionics with a new project on design and development of Optical Transceiver Board (OTB) with a leading German aerospace firm.
Satyam continued to win important new contracts in the Knowledge Services Outsourcing area, including a needs- based engineering services outsourcing contract with a major US supplier of capital equipment for the automotive, steel, aluminum, cement, and glass industries, as well as for the sugar and energy sectors.
Nipuna Services Limited — Business Highlights
For Q2 2008, Nipuna posted revenue of US$15.12 million, and a net loss of US$1.18 million. The quarter’s revenue were up by 26.8%, quarter over quarter, and 68.1% YoY. The revenue guidance for fiscal 2008 is US$61 million, an increase of 60% over FY 2007.
Nipuna won a strategic deal with a key pharmaceutical customer, and earned an exceptionally high global ranking in “The Black Book of Outsourcing.”
Nipuna teamed with Satyam to win a supply chain and inventory management project for a global oilfield provider of engineered services and products primarily to the offshore oil and gas industry. As a part of this strategic project, Satyam-Nipuna will be streamlining the client’s supply chain and optimizing operations of its remotely operated vehicles, and capital spending.
Nipuna, the Satyam BPO, Becomes World’s First eSCM Level 5 Company
In August, Nipuna was certified at Capability Level 5.0—the highest rating—according to the eSourcing Capability Model for Service Providers (eSCM-SP v2.0). The certification was granted by the prestigious IT Services Qualification Center (ITSqc) at Carnegie Mellon University in Pittsburgh, PA.

Satyam Computer Services Limited

Operational parameters for Q2, Fiscal 2008
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Volume Growth (%)

Particulars	Q2 2008	Q1 2008	Q2 2007

Change in Volume (Total)	9.10	9.50	9.52

Break up of export revenue between offshore and onsite (%)

Location	Q2 2008	Q1 2008	Q2 2007	FY 2007

Offshore	50.41	51.96	47.58	48.66
Onsite	49.59	48.04	52.42	51.34

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q2 2008	Q1 2008	Q2 2007	FY 2007

Americas	58.43	61.71	65.87	64.53
Europe	20.95	20.10	18.00	18.69
Rest of World	20.62	18.19	16.13	16.78

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q2 2008	Q1 2008	Q2 2007	FY 2007

Application Development & Maintenance Service	43.90	43.70	47.98	47.46
Consulting and Enterprise Business Solutions	45.04	44.20	40.42	41.41
Extended Engineering Solutions	6.53	7.20	6.40	6.58
Infrastructure Management Services	4.53	4.90	5.20	4.55

Total	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of business	Q2 2008	Q1 2008	Q2 2007	FY 2007

Banking , Financial Services & Insurance	23.81	23.75	28.59	26.97
Manufacturing	23.73	25.87	26.69	27.18
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	23.52	21.95	20.36	20.58
Healthcare & Pharma	7.94	8.03	7.33	7.42
Retail, Tranportation & Logistics	7.48	6.90	5.20	5.79
Others	13.52	13.50	11.83	12.07

Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q2, Fiscal 2008 (contd.)
Revenue by contract type (%)

Contract	Q2 2008	Q1 2008	Q2 2007	FY 2007

Time & Material	66.72	67.91	60.65	60.71
Fixed Bid	33.28	32.09	39.35	39.29

Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2007

Onsite	2.21	4.72	1.18
Offshore	1.34	3.53	0.71

B. Associate Data
Location-wise break up of Associates

Particulars	Q2 2008	Q1 2008	Q2 2007

Onsite	8,949	7,635	6,428
Offshore	29,222	27,600	21,835
Domestic	982	1,121	1,567

Total Technical	39,153	36,356	29,830

Support	2,270	2,030	1,829

Total	41,423	38,836	31,659

Total number of associates including subsidiaries & joint ventures is 45,767
Attrition

Particulars	Q2 2008	Q1 2008	Q2 2007

Attrition rate (TTM)	13.89	14.90	16.21
Utilization/Loading rates (in %)

Particulars	Q2 2008	Q1 2008	Q2 2007	FY 2007

Onsite	97.13	96.19	96.99	96.84
Offshore	81.54	79.92	78.75	78.52
Domestic	96.61	70.04	95.60	94.48
Offshore with trainees	76.41	76.54	71.11	70.50

Satyam Computer Services Limited

Operational parameters for Q2, Fiscal 2008 (contd.)
C. Customer Information
Revenue contribution (in %)

Revenues from	Q2 2008	Q1 2008	Q2 2007	FY 2007

Top customer	5.81	5.66	6.68	6.52
Top 5 customers	20.84	21.08	22.26	21.97
Top 10 customers	33.86	34.35	33.93	34.12

Number of customers with annualized billing exceeding:

Revenues of	Q2 2008	Q1 2008	Q2 2007

US$1 million	213	190	154
US$5 million	75	65	54
US$10 million	40	36	32

Revenue from existing business and new business (%)

	Q2 2008	Q1 2008	Q2 2007

Existing business	93.14	89.48	86.12
New business	6.86	10.52	13.88

Total	100.00	100.00	100.00

Other Information

Particulars	Q2 2008	Q1 2008	Q2 2007

New customers added	37	29	35
Number of active customers	577	551	504
Receivable days	92	90	80

Total number of customers including Citisoft and Nipuna is 599

Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 45,700* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 599* global companies, of which 173* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 57* countries, across six continents.

* As of September 30, 2007
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the quarter ended March 31, 2007, furnished to the United States Securities Exchange Commission on April 30, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information
Diwakar Pingle
Mayfair Centre, S.P. Road, Secunderabad - 500 003.
Ph: +91-40-30654370 Fax: +91-40-27840058
Email: Investorrelations@satyam.com

Satyam Computer Services Limited